Exhibit 99(h)(4)

Mercer Funds

c/o Mercer Investments LLC

99 High Street, 16th Floor

Boston, MA 02110

Attn: Compliance Department

Dear Mercer Funds:

This engagement letter #1 (this “EL”), dated as of the 1st day of July, 2026 (the “Effective Date”), by and between Adviser Compliance Associates, LLC doing business as ACA Group (“ACA”) and Mercer Funds (“Client” or “Fund”), incorporates the attached Standard Terms of Business and Addendum to Standard Terms of Business for Outsourced Named Officer Services between ACA and Client (collectively, the “Terms”). This EL, the Terms, and any addenda and/or exhibits attached hereto (collectively, this “Agreement”) set forth the terms and understanding between Client and ACA regarding Client’s engagement of ACA as described herein.

Any capitalized term used but not defined herein shall have the same meaning ascribed to such term in the Terms. To the extent that this EL is inconsistent with or conflicts with any provision of the Terms, this EL shall amend and supersede such inconsistent or conflicting provisions.

A.	Services.

Commencing on the Effective Date, ACA will assist Client with meeting certain of its compliance obligations under the Investment Company Act of 1940, as amended (the “Company Act”), and rules promulgated thereunder by the U.S. Securities and Exchange Commission (the “SEC”), as follows:

Signature Partner

Implementation

-	Registered Investment Company (RIC) Compliance Program ACA Onboarding – Conduct an initial review of Fund documentation and materials of the Board of Trustees of the Fund (the “Board”). Attend onboarding meetings, as needed, to introduce the ACA team, handle transition matters, and to review delivery and timeline of contracted services.

Compliance Program

-	RIC Compliance Policies and Procedures Updates - Provide suggested updates to the Fund’s policies and procedures. Updates may be based upon Company Act and/or other
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regulatory requirements as well as the Fund’s compliance and operational risks, as applicable.

-	RIC Unlimited Consulting – Provide consulting related to the affairs of the Fund as the Board or Mercer Investments LLC, the Fund’s investment adviser (“Mercer”), may, from time to time, reasonably request in connection with the compliance responsibilities of the Fund’s Chief Compliance Officer (“CCO”).
-	RIC Regulatory Examination or Inquiry - In the event Client is examined by the SEC or otherwise subject to a regulatory inquiry by the SEC, ACA will provide up to sixty (60) hours of support per exam or inquiry to assist the Fund with preparation and/or response to SEC examiner (or other staff) requests and/or findings. Client agrees that it is responsible for compensating ACA at a rate of $623 per hour for any regulatory exam or inquiry support beyond the sixty (60) hours described herein, provided, however, that to the extent that an SEC examination or regulatory inquiry is the result of action or inaction by ACA related to the Services provided by ACA to the Fund under this Agreement, ACA agrees that it is responsible for providing support for such examination or inquiry until its conclusion and at ACA’s expense notwithstanding the support hour limits described above.
-	Attend Board Meetings - Attend Board and Board Committee meetings (in-person and video/telephonic), including all regular and special meetings as determined by the Board; no less than annually (and generally on a quarterly basis), meet separately with those members of the Board that are not “interested persons” of the Fund.
-	Review of Service Provider Contracts - Periodically review the Fund’s service provider contracts with respect to their Fund compliance-related undertakings.
-	Review of Regulatory Filings - Review and comment on the annual update of the Fund registration statement / prospectus & statement of additional information, as applicable, and other Fund filings with the SEC as reasonably requested by the Board and/or Mercer.
-	RIC Fund Chief Compliance Officer: Upon the Effective Date, ACA will provide a qualified individual to serve as the Fund’s CCO, subject to approval and/or removal by the Board in accordance with Rule 38a-1 under the Company Act. The CCO will:
•	Determine if Client’s compliance program is reasonably designed to prevent, detect, and address violations of applicable law and amend the program as necessary.
•	Administer Rule 38a-1 policies and procedures, or similar state regulation.
•	Perform the administration, oversight and monitoring of Client’s compliance program.
•	Document the controls in place and any testing being performed by service providers, of key Fund compliance procedures, which may include collecting and organizing relevant compliance data, reviewing reports, investigating exceptions, and making inquiries of Fund management and the Fund’s service providers.
•	ACA may conduct certain initial compliance consulting services on behalf of Client prior to a designated individual from ACA being approved as the Fund’s CCO by the Board (such pre-launch services, the “Initial Services”). These Initial Services will enable ACA to lay the groundwork for and facilitate the fund officer Services contemplated by this Section A. If, within ninety (90) day period following the Effective Date, a designated individual from ACA is ultimately not approved to be
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the Fund’s CCO, Client agrees that it is responsible for compensating ACA for the Initial Services at a rate of $623 per hour.

-	RIC AML Compliance Officer – Upon the Effective Date, ACA will provide a qualified individual to serve as the Fund’s Anti-Money Laundering Compliance Officer (“AMLCO”). The AMLCO will:
•	Develop and maintain AML policies and procedures for the Fund, designed to meet the requirements of the Bank Secrecy Act and USA PATRIOT ACT;
•	Review the adequacy of the Fund’s AML policies and procedures and the effectiveness of their implementation; and
•	Monitor and review AML responsibilities that have been delegated to the Fund’s service providers.

Compliance Program – Reporting and Due Diligence

-	RIC Quarterly CCO Reports - Prepare the quarterly CCO reports for the Board.
-	RIC Annual CCO Report - Rule 38a-1 - Prepare the annual CCO report for the Board, including the Fund and service provider Due Diligence noted below (to be conducted no less frequently than annually).
-	RIC Due Diligence: Fund – Conduct periodic reviews of the adequacy and effectiveness of the Fund’s compliance policies and procedures.
-	RIC Due Diligence: Adviser - Conduct periodic reviews of the adequacy and effectiveness of the Adviser’s compliance policies and procedures.
-	RIC Due Diligence: Sub-adviser - Conduct periodic reviews of the adequacy and effectiveness of Sub-adviser(s) compliance policies and procedures and initial reviews of the adequacy and effectiveness of Sub-adviser compliance policies and procedures for proposed Sub-advisers for the Fund.
-	RIC Due Diligence: Distributor (Principal Underwriter) - Conduct periodic reviews of the adequacy and effectiveness of the Distributor’s compliance policies and procedures.
-	RIC Due Diligence: Administrator - Conduct periodic reviews of the adequacy and effectiveness of the Administrator’s compliance policies and procedures.
-	RIC Due Diligence: Transfer Agent - Conduct periodic reviews of the adequacy and effectiveness of the Transfer Agent’s compliance policies and procedures.

Additional Sub-Adviser Services

-	Initial Due Diligence and Section 15(c) Process – Conduct initial due diligence reviews of proposed Sub-advisers for the Fund, including onsite (or virtual) visits and conduct Section 15(c) questionnaire and response process.
-	Ongoing Oversight and Monitoring – Conduct ongoing due diligence reviews of Sub-advisers for the Fund, including with respect to quarterly reporting and annual due diligence visits (onsite or virtual).
-	Annual Section 15(c) Process – Conduct annual Section 15(c) questionnaire and response process in connection with each subadvisory agreement subject to renewal.

In providing the Services, ACA agrees to enter into a Memorandum of Understanding (“MOU”) with the Fund and Mercer to further delineate the Services to be provided under this Agreement and allocate or otherwise clarify various functions among Mercer and ACA, with the terms of the MOU subject to the reasonable request of the Board, Mercer, and/or ACA.

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Client agrees to cooperate with ACA in furtherance of ACA’s provision of the Services and/or access provided hereunder, including but not limited to responding to ACA’s reasonable requests, communicating effectively, and providing ACA with access to appropriate Client personnel and other required resources and agrees not to materially deviate from accepted compliance practices or ethical norms. In performing the Services, ACA may place relatively greater focus on specific topical areas and/or procedures based on Client’s unique business operations or risks, current regulatory focus areas, and/or Client’s subsequent instruction or request. The Services are designed to provide reasonable assurance to Client with respect to the areas covered by the Services and are not designed to be a comprehensive review of Client’s business activities. ACA does not guarantee that the Services will be favorably received by any regulatory agency or governing body. The Services may include ACA’s advice and recommendations, however, Client is responsible for all decisions made with respect to such advice and recommendations.

ACA does not offer legal or accounting services, nor does it provide substitute services for those provided by legal counsel or certified public accountants. If ACA provides forms or other documents to Client, the provision of such documents should not be deemed to constitute any form of legal advice. Although the Services may involve analysis of accounting and financial records, the Services are not an audit of Client in accordance with generally accepted auditing standards nor a review of the internal controls of Client in accordance with any authoritative accounting literature or other accounting standards.

B.	Fees.

Solution	Price	Term
Signature Partner Implementation	$5,000.00 Payable upon execution	One-time service Continues until the completion of the Service.
Signature Partner - RIC Fund Chief Compliance Officer and AMLCO	$85,000.00 per year beginning on the Effective Date. Plus $5,000 per fund and $3,000 per Sub-Adviser Payable monthly in arrears Subject to standard 5% annual increase[1]	Annually recurring Subject to 2-year initial non-cancellable term (“Initial Term”) Automatically renews for successive 1-year terms (each, a “Renewal Term”)
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Additional RIC Regulatory Examination or Inquiry Extending Beyond Sixty (60) Hours	$623.00 per hour Payable monthly in arrears

1Applied the first month following each anniversary of the Effective Date.

Changes to the agreed upon scope and/or engagement timeline could cause ACA to be unable to deliver the Services at the fee set forth above. ACA will notify Client in advance of any such changes to the fee.

Client agrees to reimburse ACA for all reasonable travel and meal expenses incurred by ACA in connection with the Services and in accordance with ACA’s travel policy. Upon request, ACA shall provide Client with reasonable documentation of any travel or meal expense incurred.

All invoices shall be payable to ACA within forty-five (45) days of receipt. If any invoice remains unpaid for more than ninety (90) days from the date of Client’s receipt of such invoice, ACA shall have the right, in addition to any other rights and remedies under this Agreement, to suspend performing some or all of the Services until such invoice has been paid.

Invoices will be sent to the following Client contact:

•	Client contact name:	Tammy Choe, Chief Compliance Officer
•	Email address for invoices:	tammy.choe@marsh.com
•	Mailing address for invoices:	Mercer Investments LLC
1166 Avenue of the Americas
New York, NY 10036-2708

C.	Term.

The term of this EL commences on the Effective Date and will continue as set forth in Section B of this EL, subject to termination in accordance with this Section C or the Terms.

Following any Initial Term described herein, either party may elect not to renew any annually recurring Service for any reason by providing at least ninety (90) days’ written notice to the other party before the end of the Initial or any Renewal Term set forth in Section B of this EL.

ACA welcomes the opportunity to work with Mercer Funds. Please indicate your acceptance of the terms of this Agreement by signing below and returning an executed copy to us.

(signature page follows)

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Sincerely,

Adviser Compliance Associates, LLC

By:       /s/ Jamie Douglas

Name: Jamie Douglas

Title:    Associate General Counsel

Acknowledged and accepted by:

Mercer Funds

By:          /s/ Jon Gezotis

Name:  Jon Gezotis

Title:    Vice President and Assistant Treasurer

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Standard Terms of Business

Standard Terms of Business

These Standard Terms of Business (these “Terms”) are attached to and govern the engagement letter dated as of July 1, 2026, by and between Adviser Compliance Associates, LLC doing business as ACA Group (“ACA”) and Mercer Funds (“Client”), and shall be incorporated by reference into any additional ELs between the parties or their Affiliates.

1.	Definitions.

Definitions of certain capitalized terms used in these Terms are set out below. Definitions of other capitalized terms are specified throughout these Terms.

“Affiliate” means, with respect to either party to this Agreement, any entity that is under the control of, controls, or is under common control with such party. An entity controls another if it has the power to direct the management or policies of an entity, whether through the ownership of voting securities or general partner or managing member interests, by contract or otherwise. For purposes of this Agreement, ACA’s ultimate controlling parent is GC Mountaintop Holdings, LLC.

“Agreement” means these Terms and the EL to which these Terms are attached, together with any attached addenda, exhibits, and additional ELs.

“Documentation” means any user and reference manuals, technical specifications, and any other documentation that is generally provided by ACA to subscribers of the System.

“EL” means any engagement letter for the provision of Services, or pursuant to which Client subscribes to and ACA provides access to a System, that is executed by ACA and Client and/or one of more of Client’s Affiliates from time to time pursuant to these Terms.

“Services” means the professional services to be provided by ACA to Client as described in the applicable EL.

“System” means the software-as-a-service platform(s) and modules to which ACA provides Client with access, including access for the provision of the Services, as specified in any EL, including any revisions, updates, improvements, modifications, enhancements, corrections or new releases of such platform(s) and modules routinely made by ACA free of charge for its clients. Client’s access to and use of the System shall be governed by the applicable terms and conditions in the ACA RegTech Addendum to Standard Terms of Business, available at https://web.acaglobal.com/hubfs/Legal-Terms/RegTech-Addendum-to-Standard-Terms-of-Business-6November2024.pdf, in addition to the terms herein.

2.	Client Responsibilities.

2.1	Client agrees to cooperate with ACA in furtherance of ACA’s provision of the Services and/or access provided hereunder, including but not limited to responding to ACA’s reasonable requests, communicating effectively, and providing ACA with access to appropriate Client personnel and other required resources and agrees not to materially deviate from accepted compliance practices or ethical norms. ACA’s performance of the Services may be dependent on Client’s timely and effective responses to ACA’s inquiries or document requests and/or the quality, completeness, or accuracy of data or records provided to ACA. The failure of Client to respond to such inquiries or document requests in a timely manner and/or to provide complete, accurate, or usable data or records could adversely affect ACA’s ability to perform all or some of the Services.
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2.2	Client agrees to provide ACA with access only to the information, technology assets, and systems necessary for ACA to perform the Services or provide access to the System. Client is responsible for verifying the accuracy and completeness of the documentation and/or information provided to ACA pursuant to the Agreement and the lawfulness of such provision. Client agrees that ACA shall not have, and ACA hereby disclaims, responsibility for any damages, losses, costs, fees or expenses, whether arising from tort, contract, or any other theory of law, resulting from any inaccuracy or incompleteness in the documentation or information provided to ACA by Client or its representatives, or if the provision of such information to ACA is determined to be unlawful.

2.3	In performing the Services, ACA may place relatively greater focus on specific topical areas and/or procedures based on Client’s unique business operations or risks, current regulatory focus areas, and/or Client’s subsequent instruction or request. The Services are designed to provide reasonable assurance to Client with respect to the areas covered by the Services and are not designed to be a comprehensive review of Client’s business activities. ACA does not guarantee that the Services or results thereof will be favorably received by any regulatory agency or governing body. The Services may include ACA’s advice and recommendations, however, Client shall remain responsible for all decisions made with respect to such advice and recommendations.

2.4	ACA does not offer legal or accounting services, nor does it provide substitute services for those provided by legal counsel or certified public accountants. If ACA provides forms or other documents to Client, the provision of such documents should not be deemed to constitute any form of legal advice. Although the Services may include review of accounting and financial records, the Services are not, and Client shall not represent them as, an audit of Client in accordance with generally accepted auditing standards nor a review of the internal controls of Client in accordance with any accounting standards.

3.	Taxes.

Client is responsible for paying all applicable taxes, levies, duties, or similar governmental assessments of any nature, including but not limited to value-added, sales, use, or withholding taxes assessable by any local, state, federal, or foreign jurisdiction associated with the Services and/or System (collectively, “Taxes”). Unless otherwise provided in this Agreement, fees are exclusive of any Taxes, and if ACA has the legal obligation to pay or collect Taxes for which Client is responsible under this Agreement, ACA will invoice Client for such amount and Client shall promptly pay ACA such invoiced amount.

4.	Proprietary Rights.

ACA or one of its Affiliates, owns and retains all rights, title, and interest in and to the System and Documentation, including all intellectual property rights therein. No rights are granted to Client hereunder other than as expressly set forth in this Agreement, and ACA expressly reserves all rights not granted under this Agreement. In addition, ACA owns and retains all rights, title, and interest in and to all computer code, computer programs, programming, processes, procedures, techniques, forms, templates, questionnaires, methods, ideas, concepts, or know-how that ACA makes or conceives independently of or in connection with its performance of the Services (collectively, “ACA Proprietary Information”). ACA Proprietary Information is not “work for hire” within the meaning of U.S. Copyright Act 17 U.S.C. Section 101. The Deliverables, to the extent they do not contain ACA Proprietary Information, are “work for hire” within the meaning of U.S. Copyright Act 17 U.S.C. Section 101 and, upon Client’s reasonable request, ACA shall promptly sign, execute, and acknowledge any and all documents and perform any and all acts as may be necessary, useful, or convenient for the purpose of securing to Client its rights in and to the Deliverable.

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For the avoidance of doubt, ACA has the right, without further compensation or benefit to Client, to exploit and commercialize some or all ACA Proprietary Information as ACA may in its sole discretion determine or desire. For clarity, any final deliverables produced by ACA and delivered to Client in performing the Services (“Deliverables”) are the property of Client. ACA hereby assigns and grants to Client all rights, title and interest to such Deliverables. All Deliverables provided by ACA to Client in connection with the Services are produced for Client’s sole use and benefit. In connection with the Deliverables, and solely to the extent that any Deliverables incorporate or depend on ACA Proprietary Information, ACA hereby grants Client a non-exclusive, non-transferable license to the ACA Proprietary Information contained in the Deliverables solely in connection with Client’s internal business purposes. Client shall not copy or record any ACA Proprietary Information or any verbal or visual demonstrations, interviews, or training sessions without ACA’s prior written consent.

5.	Confidentiality and Information Security.

5.1	Each party (the “Receiving Party”) may obtain or learn from the other party (the “Disclosing Party”) in connection with the performance of this Agreement information that is confidential or proprietary to the Disclosing Party (“Confidential Information”). Confidential Information shall not include information or data that (i) is in the public domain through no fault of or action by the Receiving Party; (ii) was available to the Receiving Party without any known obligation of confidentiality prior to its disclosure hereunder to the Receiving Party; (iii) has been compiled and modified by ACA (a) so that it is aggregated and non-identifiable, and/or (b) so that it does not include (x) any personally identifiable information of any individual, and/or (y) the identity of Client or any other entity; or (iv) was independently developed by the Receiving Party without any access to or use of the Disclosing Party’s Confidential Information. The Receiving Party shall not use Confidential Information or disclose such Confidential Information to any third party except as set forth herein, or in connection with ACA’s Services to improve ACA’s services and System. Without limiting the foregoing, the Receiving Party shall use at least the same degree of care to keep the Disclosing Party’s Confidential Information confidential that it uses with respect to its own confidential information, but in no event less than a reasonable standard of care. The Receiving Party shall notify the Disclosing Party of any misuse of the Disclosing Party’s Confidential Information without undue delay after becoming aware of such misuse. The Receiving Party shall limit disclosure of Confidential Information to such party’s Affiliates, and such party’s and its Affiliates’ directors, officers, employees, contractors, subcontractors, professional advisors, and regulators (collectively, “Representatives”), in each case who have a need to know such Confidential Information, and shall only disclose Confidential Information to such Representatives pursuant to confidentiality agreements or, in the case of the party’s attorneys, auditors, and regulators, their professional or legal obligations of confidentiality, provided that such obligations are at least as protective of Confidential Information as the terms of this Agreement.

5.2	Disclosure of Confidential Information shall not be precluded if disclosure is (i) required by law, regulation, or legal process, or if required by any regulatory agency with jurisdiction over the Receiving Party, or (ii) requested by the Disclosing Party. In the event the Receiving Party is required to make such permitted disclosure, the Receiving Party shall, unless prohibited by law, promptly provide written notice thereof to the Disclosing Party so as to permit the Disclosing Party the opportunity to protect its privileges and interests at its own cost and expense. The Receiving Party shall reasonably cooperate with the Disclosing Party in any proceeding relating to the disclosure sought. The Receiving Party shall be reimbursed by the Disclosing Party for any reasonable out-of-pocket expenses incurred by the Receiving Party in performing its obligations under this paragraph.
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5.3	Upon the Disclosing Party’s written request, the Receiving Party will destroy all of the Disclosing Party’s Confidential Information then in the Receiving Party’s possession, together with all copies or reproductions thereof, as well as any notes, workpapers, memoranda or other documents containing such Confidential Information. Notwithstanding the foregoing, the Receiving Party shall not be required to return or destroy any Confidential Information it is required to retain by applicable law or rule, a bona fide document retention policy, or electronic backup copies of such Confidential Information, provided that the Receiving Party shall continue to treat such Confidential Information as confidential pursuant to the terms hereof.

5.4	Each party shall comply with all privacy and data protection laws and regulations that are or may in the future be applicable to it.

5.5	All data processed or stored by ACA may be stored in the United States. For transfers of personal information from the European Economic Area (EEA) to the United States (U.S.) or United Kingdom (UK), and for transfers from the UK to the U.S., ACA relies on the Standard Contractual Clauses (SCCs), as adopted by the European Commission on 4 June 2021, and as it may be amended or updated from time to time. The SCCs are included as part of all ELs where GDPR, or the UK GDPR, is applicable. If GDPR or UK GDPR does not apply to your EL, then the SCCs will not apply.

5.6	ACA represents that it has implemented and will maintain administrative, technical, and physical safeguards reasonably designed to protect Confidential Information (including any nonpublic personal information relating to an identifiable natural person contained therein) against accidental, unauthorized, or unlawful disclosure consistent with applicable laws. ACA further represents that it has implemented and will maintain a written information security plan consistent with applicable privacy and data security laws that specifies measures to mitigate reasonably foreseeable internal and external risks to Confidential Information.

6.	Risk Allocation; Insurance.

6.1	The respective liability of each of (i) ACA and its Affiliates and its and their Representatives (collectively, the “ACA Parties”) to Client, and (ii) Client to the ACA Parties, for any and all claims relating to this Agreement or the Services or System, regardless of the form of the action or the basis of the claim, shall not, in the aggregate, exceed the total fees paid and/or payable by Client to ACA under this Agreement in the twelve (12) months prior to such claim, except to the extent that the claim resulted from such Party’s (a) gross negligence, willful misconduct, or fraudulent behavior, or (b) infringement of a third party’s patent, copyright, or trademark.

6.2	Client agrees to indemnify the ACA Parties from and against any damage, loss, costs, liability, or expense based upon any third-party claim brought against the ACA Parties arising out of (i) Client’s infringement of such third party’s rights, (ii) Client’s use of the Services or the System in an unlawful manner or in violation of this Agreement, the Documentation, or any given EL, or (iii) any Client Confidential Information and/or Client Data (as such term is defined in the RegTech Addendum to Standard Terms of Business) or Client’s use of the Client Confidential Information and/or Client Data with the Services or the System, or (iv) the combination of non-ACA Services or systems provided by Client and used with the Services or the System, except to the extent that
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the claim resulted from the willful misconduct or fraudulent behavior of ACA or ACA’s infringement of a third party’s patent, copyright, or trademark.

6.3	ACA agrees to indemnify Client from and against any damage, loss, costs, liability, or expense based upon any third-party claim brought against Client arising out of or related to the infringement of such third party’s patent, copyright, or trademark resulting from Client’s use of the System and/or Services in accordance with the Agreement, except to the extent that the claim resulted from the willful misconduct or fraudulent behavior of Client.

6.4	In connection with the indemnification obligations hereunder, the party seeking indemnification (the “Indemnified Party”) party shall (i) promptly notify the other party (the “Indemnifying Party”) of such claim, provided that failure to give such notice shall not relieve such Indemnifying Party of its obligations hereunder except to the extent it shall have been prejudiced by such failure and (ii) have the right but not the obligation to conduct and control, through counsel of its or their choosing and at the expense of the Indemnifying Party, the defense, compromise, or settlement of any third-party claim as to which indemnification may be sought under this Section, and in any such case the Indemnifying Party shall cooperate in connection therewith, provided that the Indemnified Party shall not, without the written consent of the Indemnifying Party (which written consent shall not be unreasonably withheld), pay, compromise or settle any such claim.

6.5	Notwithstanding any term to the contrary contained in this Agreement, the parties agree that the allocations of liability and indemnification obligations set forth above represent the agreed upon and bargained-for understanding of the parties.

6.6	ACA agrees to maintain commercially reasonable insurance policies for its obligations under this Agreement, including without limitation general liability, workers compensation, errors and omission, third-party crime, and cybersecurity coverage in commercially reasonable amounts. ACA agrees to provide Client with certificates of insurance evidencing such coverages upon Client’s request.

6.7	under no circumstances will either party or its Representatives be liable for consequential, incidental, indirect, punitive loss, or lost profit or similar damages and related costs and expenses relating to this Agreement, regardless of the form of the action or the basis of the claim, even if apprised of the possibilities of such damages, and whether or not such damages could have been foreseen or prevented.

7.	ACA Personnel.

7.1	All Services shall be performed by employees of ACA or one of its Affiliates, and/or contractors or subcontractors engaged by ACA (collectively, “ACA Personnel”). ACA represents that industry-standard pre-hire background checks are conducted on all ACA Personnel in accordance with applicable law and that the results of such background checks are satisfactory to ACA. ACA is responsible for all acts and omissions of the ACA Personnel assigned to perform the Services.

7.2	ACA shall be responsible for assigning and/or re-assigning ACA Personnel, as appropriate, to perform the Services. ACA shall use reasonable efforts to accommodate specific assignment and/or re-assignment requests from Client. Client acknowledges that its requested re-assignment of any ACA Personnel may affect the ability of ACA to timely complete the Services.
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7.3	Client acknowledges that ACA has made a significant investment in the hiring and training of its personnel. During the term of this Agreement, and for a period of one (1) year from the termination date of this Agreement, Client agrees not to directly or indirectly solicit or hire any ACA Personnel whom it first had contact with as a result of the Services; provided, however, that this non-solicit provision shall not apply to (i) the use of general solicitations not targeted at ACA Personnel or the employment of any person who responds to such solicitations; or (ii) the use of search firms and recruiters, or hiring of any persons solicited by such search firms or recruiters, so long as such search firms and recruiters are not advised by Client to solicit ACA Personnel.

8.	Non-Renewal and Termination.

8.1	Either party may elect not to renew any annually recurring Service for any reason by providing at least ninety (90) days’ prior written notice to the other party before the end of the current term, as set forth in the applicable EL.

8.2	This Agreement or any EL may be terminated (i) immediately by either party upon written notice to the other party if the other party materially breaches this Agreement, and such breach is (a) incapable of cure, or (b) not cured within thirty (30) days of receiving written notice of such breach from the non-breaching party, or (ii) immediately upon written notice by either party if the other party makes a general assignment for the benefit of creditors; a trustee, custodian or receiver is appointed by any court with respect to the other party or any substantial part of such party’s assets; an action is taken by or against the other party under any applicable bankruptcy or insolvency laws or laws relating to the relief of debtors, and such action is not dismissed within sixty (60) days of commencement of the action, or the other party is the subject of a winding-up petition which is not dismissed within ten (10) days of the filing thereof, or a resolution is passed for its winding-up.

8.3	Upon termination, Client shall pay to ACA all amounts due, including expenses incurred, through the effective date of termination. Unless otherwise provided in any EL, a termination of this Agreement shall automatically terminate all ELs then in effect.

8.4	Any provision of this Agreement that contemplates performance or observance subsequent to termination of this Agreement will survive termination of this Agreement and continue in full force and effect thereafter.

9.	General.

9.1	ACA and Client and/or one or more of their respective Affiliates from time to time may execute additional ELs, pursuant to which ACA or one or more of its Affiliates will (i) perform Services and/or (ii) provide access to one or more Systems, as specified in such additional EL. To the extent one of Client’s Affiliates enters into a given EL, such Affiliate shall be deemed to be the “Client” with respect to these Terms as applied to such EL.

9.2	Draft Deliverables and oral guidance may represent work in progress and reflect views in respect of which ACA has not received full and accurate information. Accordingly, draft Deliverables and oral guidance will not constitute ACA’s definitive opinions and conclusions and ACA will not be liable to Client or any third party, whether in contract, tort or otherwise, for the content or use of any draft Deliverables or oral guidance.

9.3	This Agreement may not be assigned by either party without the prior written consent of the other party, provided that either party may assign this Agreement to (i) an Affiliate, or (ii) the successor
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in any merger or the entity that acquires all or substantially all of the stock or assets of the assigning party. Each party agrees to provide notice to the other party of any such assignment. Any purported assignment in violation of this provision will be void.

9.4	Notice to ACA must be delivered to contractnotice@acaglobal.com or, for notice of termination under Section 8.1, to terminations@acaglobal.com.

9.5	This Agreement constitutes the entire agreement between the parties with respect to the subject matter contained herein and supersedes all previous or contemporaneous agreements, promises, proposals, representations, understandings and negotiations, whether written or oral, between the parties pertaining to such subject matter. This Agreement is made solely for the benefit of the parties hereto and their permitted successors and assigns, and no other person shall have any right, benefit or interest under or because of this Agreement. This Agreement shall be construed as if drafted jointly by both ACA and Client and no presumptions shall arise favoring any party by virtue of authorship of any provision of this Agreement.

9.6	This Agreement and all related documents including all exhibits attached hereto, and all matters arising out of or relating to this Agreement, whether sounding in contract, tort, or statute are governed by, and construed in accordance with the laws of the State of Delaware, United States of America without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Delaware.

9.7	No failure or delay on the part of any party in exercising any right or remedy provided in this Agreement will operate as a waiver thereof, nor will any single or partial exercise of or failure to exercise any such right or remedy preclude any other or further exercise thereof or the exercise of any other available right or remedy. If any term, provision or part of this Agreement is held invalid, void or unenforceable, the remainder of this Agreement will continue in full force and effect.

9.8	Each party is responsible for compliance with applicable export laws. Neither party shall export, directly or indirectly, any technical data acquired from the other party pursuant to this Agreement or any product utilizing any such data to any country for which the U.S. Government or any agency thereof at the time of export requires an export license or other governmental approval, without first obtaining such license or approval and the prior written consent of the providing party.

9.9	ACA shall not be liable for any disruption, failure, or delay in the performance of the Services or access to or use of the System arising from the acts of God or public enemy, war (declared or undeclared), labor disruptions, government action (foreign or domestic), floods, fires, unusually severe weather, earthquakes, epidemics, and any other events or circumstances beyond the reasonable control of ACA, whether similar or dissimilar to any of the foregoing, provided that such disruption, failure, or delay was not directly caused by the fault or negligence of ACA.

9.10	In connection with this Agreement, each party shall act as principal and not as an agent of any person or entity. Nothing herein shall be deemed or construed to create a joint venture, partnership, or employment, agency, or fiduciary relationship between the parties.

9.11	Client grants ACA a non-exclusive, non-transferable, royalty-free license to use Client’s name and logo solely for the purpose of identifying Client as a customer of ACA on ACA’s website, in presentations, and in marketing materials. Any such use shall be in accordance with Client’s brand guidelines (if provided to ACA) and Client may revoke this license at any time upon written notice.
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Mercer Funds

Outsourced Named Officer Addendum

Addendum to Standard Terms of Business

for Outsourced Named Officer Services

1.	The appointment of ACA’s assigned personnel as Client’s Officer is subject to approval of Client or Client’s Board of Directors/Trustees, as applicable. Client will ensure the Officer is a named officer in Client’s corporate resolutions and subject to the provisions of Client’s organizational documents regarding indemnification of its officers. Client shall make all decisions regarding the designation and term of the Officer’s appointment, and shall supervise the day-to-day activities of the Officer.

2.	The Officer shall be covered by Client’s Directors & Officers Liability Insurance Policy (the “Policy”), and Client shall use reasonable efforts to ensure that such coverage be (a) reinstated should the Policy be cancelled; (b) continued after the Officer ceases to serve as an officer of Client on substantially the same terms as such coverage is provided for all other Client officers after such persons are no longer officers of the Client; and (c) continued in the event the Client merges or terminates, on substantially the same terms as such coverage is provided for all other Client officers (and for a period of no less than six years). Upon ACA’s request Client shall provide ACA with proof of current coverage, including a copy of the Policy, and shall notify ACA immediately should the Policy be cancelled or terminated. Client has and shall maintain policies of insurance with limits and coverage reasonable and customary for its business.

3.	Client shall provide the Officer with all necessary documents, records, and information necessary and/or appropriate to enable the Officer to perform the named officer Services. Client shall remain responsible for ensuring that it has required compliance policies and procedures and all books and records required to be maintained by Client pursuant to applicable laws, rules, and regulations are in place and maintained in accordance with such laws, rules and regulations. Client agrees that ACA and the Officer may, with respect to reasonable questions of law relating to its Services hereunder, apply to and obtain the advice of Client’s counsel, and the costs of such advice shall be borne by Client. ACA shall not be liable for its or the Officer’s action taken or failure to act in good faith or reasonable reliance upon the advice of the Client, or counsel to the Client; or any written instruction received by ACA and reasonably believed in good faith by ACA to be transmitted by the Client.

4.	Client agrees to indemnify and hold harmless the Officer from and against any damage, loss, costs, liability, or expense based upon a claim brought against the Officer or ACA arising out of or based upon (i) any action or inaction of the Officer taken in the performance of its duties and obligations under this Agreement so long as such action or inaction of the Officer was taken in accordance with this Agreement, (ii) the breach of any obligation, representation or warranty under this Agreement by the Client, or (iii) The Officer or ACA’s use of any Client Data in accordance with the terms and conditions of this Agreement, except to the extent that the claim resulted from the gross negligence, willful misconduct, or fraudulent behavior of ACA or ACA’s infringement of a third party’s patent, copyright, or trademark.

5.	During the term of this Agreement, and for a period of two (2) years from termination date of this Agreement, each party agrees not to directly or indirectly solicit or hire any employee or agent of the other party. If a party breaches this Section, such party shall promptly pay to the other party, an amount equal to fifty percent (50%) of the annual compensation due to such employee or agent during the most recent 12-month period of employment.
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Mercer Funds

EL #1

6.	ACA may terminate the Outsourced Named Officer Service(s), the accompanying consulting Service(s), or both, upon thirty (30) days written notice to the Client if, in ACA’s or the Officer’s reasonable judgment, the Client is engaging in, has engaged in, or intends to engage in conduct that: (i) materially deviates from accepted compliance practices or ethical norms; or (ii) is likely to result in reputational harm to ACA or any of its affiliated parties.
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